

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 28, 2014

<u>Via E-Mail</u>
Mr. Daniel J. Juhl
Chairman and Principal Executive Officer
Juhl Energy, Inc.
1502 17th Street, SE
Pipestone, MN 56164

> **Re: Juhl Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2014**
> **File No. 333-195636**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 7, 2014**
> **File No. 000-54080**

Dear Mr. Juhl:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Before effectiveness, please arrange for a representative of FINRA to call us to confirm that FINRA has no objection to the underwriting arrangements for the offering. Alternatively, please provide us a copy of the letter from FINRA confirming that FINRA has no objection to the underwriting arrangements for the offering.

2. We note that you intend to file by amendment additional exhibits, including the underwriting agreement and the legal opinion. Please file the agreements as soon as possible to allow us sufficient time to review these materials before requesting acceleration of effectiveness of the registration statement.

Prospectus' Outside Front Cover Page; Underwriting, page 84

3. We note that if this offering is completed, the underwriter will receive a right of first refusal to serve as your exclusive placement agent, lead managing underwriter, or exclusive financial advisor for future transactions that you undertake on or before April 23, 2016. Please advise whether this arrangement is considered compensation under the rules of FINRA, and, if so, include it in the table required by Item 508(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations – Year ended December 31, 2013 Compared to Year ended December 31, 2012, page 32

4. Please expand your disclosures to quantify and discuss the reasons for the changes in your revenue for each segment as a percentage of gross margin.

Operating Expenses, page 33

5. Please expand your disclosure regarding the reasons for increases in general and administrative expenses and payroll and employee benefits from the prior year to include a quantification of the expenses associated with the Juhl Tower Services start-up and PEC.

Liquidity and Capital Resources, page 35

Net Cash- Operating Activities, page 37

6. Please expand your disclosure to quantify the cash outflows from each significant working capital item and other operating expenses related to the Juhl Tower Services start-up, and quantify and discuss in further detail how your management of accounts payable and accounts receivable related to the wind farm project resulted in an increase in cash used in operations from the prior year.

<u>Industry and Market Overview, page 46</u>

<u>Growth through Targeted Acquisitions, page 57</u>

7. We note your disclosure stating that in November 2012, you formed a joint venture with Boulder, Colorado-based 8030 Companies with a focus on the acquisition of existing wind farms and other clean energy assets across the United States and Canada. Please expand your disclosure to include a definition of 8030 Companies and how many companies are included in the joint venture arrangement.

<u>Note 18- Business Segments, page F-27</u>

8. Please expand your disclosure under this heading to describe in further detail how your reportable segments changed from the prior year. In addition, please tell us how you considered the guidance in ASC 280-10-50-40 and ASC 280-10-50-42 for providing entity wide information about your segments.

<u>Note 21- Variable Interest Entities, page F-31</u>

9. If material, please disclose the carrying amounts and classification of Valley View Transmission's assets and liabilities in the statement of financial position, as well as quantitative information about the activities of the VIE. Refer to paragraphs 12(d) and 14(a) of ASC 810-10-50.

10. Please file the agreement with Valley View Transmission, LLC as an exhibit to your filing, or amend your filing to include it through incorporation by reference in your exhibit index if filed as an exhibit to another form.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

11. To the extent applicable, please include the disclosure requested in the comments above in your future Exchange Act filings.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on accounting comments to Tracie Towner, Staff Accountant, at (202) 551-3744 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela A. Long
Assistant Director

cc: Via E-Mail
Bartly J. Loethen, Esq.

Synergy Law Group, LLC
730 West Randolph Street, 6th Floor
Chicago, IL 60661